Burtech Acquisition Corp II
5601 Arbor Lane
Coral Gables, FL 33156

May 11, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, DC 20549

Re:	BurTech Acquisition Corp II (the “Company”)

Registration Statement on Form S-1

Filed April 22, 2026

File No. 333-295232

Attention: Pearlyne Paulemon

Dear Ms. Paulemon:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement to be declared effective on Wednesday, May 13, 2026 at 4:30 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Very Truly yours,

/s/ Roman Livson
Roman Livson
Chief Financial Officer